Exhibit 99.1

Lithium Americas Confirms Oral Hearing Schedule for
the Thacker Pass Record of Decision Appeal

October 7, 2022 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) provides an update on the appeal of the issuance of the Record of Decision (“ROD”) for the Thacker Pass lithium project (“Thacker Pass” or the “Project”), located in Humboldt County, Nevada. Following the completion of briefings on August 11, 2022, the US District Court, District of Nevada (“Federal Court”) has scheduled an oral hearing for January 5, 2023.

“With all state and federal permits received to begin construction, the ruling on Thacker Pass' ROD represents the final regulatory hurdle to move forward the largest and most advanced lithium chemicals project in the US,” said Jonathan Evans, President and CEO. “We stand ready to develop a critical source of lithium supply, creating jobs and enabling a more sustainable battery ecosystem in North America. As we await a ruling by the Federal Court, we are moving ahead with all areas required to support construction, including final selection of an EPCM contractor, evaluating partnership and supply agreements, as well as progressing our application with the US Department of Energy loan program.”

Since 2021, all four injunction requests related to the Company's plan to begin cultural assessment required in the ROD were denied by the Federal Court, and a subsequent motion to reconsider was also denied. In June 2022, the Nevada State Environmental Commission unanimously upheld the Company's approved Water Pollution Control Permit for Thacker Pass by denying an appeal in a 5-0 ruling.

From April to July 2022, as part of the Environmental Impact Statement (“EIS”) issued by the Bureau of Land Management (“BLM”), analysis of the project site was successfully completed with no archeological significant areas identified at Thacker Pass. The work, including a cultural inventory across approximately 13,000 acres, was conducted by Far Western Anthropological Research Group, with the oversight and assistance of 11 members of the Fort McDermitt Paiute and Shoshone Tribe (the “Tribe”). Lithium Americas continues to work closely with the Tribe and is committed to providing additional benefits and job training for long-term, highly skilled careers in the emerging North American battery supply chain.

About Lithium Americas

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as “forward-looking information”) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: management's views regarding the expected benefits of Thacker Pass; expected timing and outcome of litigation and regulatory proceedings concerning the Thacker Pass project; and the successful development of the Caucharí-Olaroz project, the Thacker Pass project and the Pastos Grandes project.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company's current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the following: ability of the Company to fund, advance, develop and achieve production at any of its projects; anticipated timing and results of exploration, development and construction activities; a cordial business relationship between the Company and Ganfeng for the Caucharí-Olaroz project; uncertainties related to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina, and resolving any complaints or litigation concerning environmental permitting processes; continued community and tribal support for the Company and its projects; stable and supportive legislative, regulatory and community environments in the jurisdictions where the Company operates; the Company's ability to operate in a safe and effective manner, including anticipated impact of COVID-19 on the Company and its projects; capital costs and operating costs estimation for the Company's projects; accuracy of mineral resources and mineral reserves estimation; the Company's ability to fund its development programs through debt or equity financing, including through government funding; results of the Company's engineering, design and permitting program and feasibility study preparation for the Thacker Pass project; demand for lithium, including that such demand is supported by continued growth in the electric vehicle market; technological advances and changes; the Company's ability to produce battery grade lithium products; the impact of increasing competition in the lithium business, and the Company's competitive position in the industry; changes to the Company's current and future business plans and the strategic alternatives available to the Company; and general economic and stock market conditions.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially. These risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, changes in cost estimation including in an inflationary environment, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, including the outcome of the Company's Department of Energy loan application, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for lithium products, changes in legislation, regulation, and governmental or community policy, changes in public perception concerning mining projects generally and opposition thereto, political risk associated with the rise in nationalistic sentiment and related regulatory reviews, risks associated with foreign operations generally, permitting risk, including receipt of new permits and maintenance of existing permits, outcomes of litigation and regulatory processes concerning the Company's projects, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, cybersecurity risks, economic conditions, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company's most recent annual management discussion analysis and annual information form, copies of which are available under the Company's profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on such forward-looking information.